BlackRock Strategic Equity Dividend Trust (formerly, BlackRock
Strategic Dividend Achievers(tm) Trust)

77D(g)
Policies with respect to security investments

On February 11, 2011, the Board of Trustees of BlackRock
Strategic Equity Dividend Trust (the "Trust") approved the following changes in the Trust's non-fundamental investment policies, which were effective as May 9, 2011:

The Trust will no longer use Mergent, Inc.'s Dividend Achievers(tm) as the underlying universe for investment in equity securities. Instead, the Trust will broaden its investment guidelines to investing across the broader spectrum of dividend paying equities. Under normal market conditions, at least 80% of the Trust's total assets will be invested in common stocks of issuers that pay dividends. Similarly, the investment strategy described in the Trust's non-fundamental investment policy has been modified to remove reference to "above average" dividend paying common stocks.

The Trust amended its restriction on other eligible investments. Previously, the Trust was restricted to investing, under normal market conditions, no more than 20% of its total assets in equity securities that are not identified as Dividend Achievers(tm) by Mergent. Similar to the 80% policy change, the amended policy allows the Trust to invest, under normal market conditions, up to 20% in common stock of issuers that do not pay dividends. The Trust also removed investment policies limiting the market cap, position size or number of holdings permitted in such Trust.

The Trust has also removed its policy that under current market conditions, the Trust's investment advisor and sub-advisor will consider an issuer with a market capitalization ranking in the bottom 90% of the market capitalization of all issuers included in the Russell 3000 Index to be a small to mid-capitalization company. Under normal market conditions, the Trust will now invest at least 80% of its total assets in small to mid-capitalization companies, as defined by the Russell Mid Cap Index.

The Trust has also removed its policy limiting its investments under current market conditions to no more than (i) 2% of its total assets in mid-capitalization issuers; (ii) 1.5% of its total assets in any small/mid-capitalization issuer; and (iii) 0.5% of its total assets in any small capitalization issuer, at the time of purchase. The Trust has also removed its policy limiting its portfolio to approximately 100 small to mid-capitalization companies included in the Russell 3000 Index.